Mail Stop 6010

December 8, 2006

Mr. John E. Salamon
President
Salamon Group, Inc.
302-1028 Alberni Street
Vancouver, B.C., Canada   V6E 1A3

> **RE: Salamon Group, Inc.**
> **Item 4.01 Form 8-K/A#1**
> **Filed December 4, 2006**
> **File No. 0-50530**

Dear Mr. Salamon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A#1 dated November 16, 2006

Item 4-01. Changes in Registrant's Certifying Accountant

We note the information provided in your amendment as well as the correspondence dated December 6, 2006. However, this does not satisfy the disclosures required in Form 8-K by Item 304 of Regulation S-B regarding your change in certifying accountants. Consequently, we reiterate the comments previously issued:

1.   Please amend your Form 8-K to include the required letter from your former auditor as Exhibit 16 stating whether the auditor agrees with your Item 304 disclosures, or the extent to which the auditor does not agree.

2.   In addition, Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

3.   The disclosure should also specifically state whether during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. This period also applies to any statements regarding reportable events and consultation with the new auditor. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. John E. Salamon
Salamon Group, Inc.
December 8, 2006
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant